U.S. Bancorp Fund Services, LLC
615 E. Michigan Street
Milwaukee, WI  53202

January 18, 2018

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

RE:	Quaker Investment Trust (the “Trust”) Securities Act Registration No: 033-38074
Investment Company Act Registration No: 811-06260
Quaker China A Enhanced Equity Fund (S000055893)

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, on behalf of the Trust, I hereby submit this application for withdrawal of Post-Effective Amendment No. 69 to the Trust’s Registration Statement on Form N‑1A, filed on October 4, 2016.  I further request withdrawal of Post-Effective Amendments No. 72, 73, 74, 75, 76, 77, 78, 79, 80, 81, 82, 83, 86, and 87 to the Trust’s Registration Statement on Form N-1A, filed on December 16, 2016, January 17, 2017, February 16, 2017, March 15, 2017, April 13, 2017, May 11, 2017, June 8, 2017, July 6, 2017, August 3, 2017, August 31, 2017, September 28, 2017, October 26, 2017, November 21, 2017, and December 21, 2017, respectively.

Post-Effective Amendment No. 69 was filed Pursuant to Rule 485(a)(1) of the Securities Act of 1933, as amended, for the purpose of registering a new series to the Trust: the Quaker China A Enhanced Equity Fund (the “Fund”). The Trust is filing this application for withdrawal of Post-Effective Amendment Nos. 69, 72, 73, 74, 75, 76, 77, 78, 79, 80, 81, 82, 83, 86, and 87 as the Trust has determined to discontinue the registration of the Fund.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of Post-Effective Amendment Nos. 69, 72, 73, 74, 75, 76, 77, 78, 79, 80, 81, 82, 83, 86, and 87 has been signed by the President of the Trust this 18th day of January, 2018.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Rachel Spearo of U.S. Bancorp Fund Services, LLC, the Trust’s administrator, at (414) 765-5208.

Sincerely,

/s/Timothy E. Richards

Timothy E. Richards
Chief Compliance Officer, Quaker Investment Trust